NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	November 9, 2023

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the nine months ended September 30, 2023.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

The Company's unaudited consolidated financial statements and MD&A for the nine months ended September 30, 2023 were approved by the Board of Directors on November 8, 2023.

SUMMARY OF FINANCIAL PERFORMANCE

Nine months ended September 30,	2023	2022
Revenues	$7,750,557	$8,541,711
Gross profit	$3,300,370	$3,866,354
Gross profit margin	43%	45%
Adjusted EBITDA (loss)	$(862,150)	$252,107
Non-cash expenses	$1,020,906	$1,144,508
Taxes	$104,898	$42,700
Net income (loss)	$(1,936,518)	$(935,101)
Basic earnings (loss) per share	$(0.03)	$(0.02)
Three months ended September 30,
Revenues	$3,138,137	$2,708,364
Gross profit	$1,421,248	$1,164,399
Gross profit margin	45%	43%
Adjusted EBITDA (loss)	$277,981	$(31,379)
Net Income (loss)	$(102,722)	$(361,522)

	September 30,	December 31,
Liquidity and Capital Resources	2023	2022
Working capital	$5,559,748	$7,000,568
Cash	$1,865,160	$2,712,446
Accounts receivable	$1,069,237	$1,381,979
Net equity	$8,906,728	$10,781,672
Total assets	$10,041,687	$12,147,143
Common shares outstanding	54,320,086	54,320,086

 LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2023 the Company had cash on deposit in the amount of $1,865,160, accounts receivable of $1,069,237 prepaid expenses of $146,879 and inventory of $3,613,431 compared to cash on deposit in the amount of $2,712,446, accounts receivable of $1,381,979, prepaid expenses of $92,768 and inventory of $4,144,196 as at December 31, 2022.

The Company had income tax payable of $22,524 at September 30, 2023 compared to $30,626 at December 31, 2022.

The working capital position of the Company as at September 30, 2023 was $5,559,748 compared to $7,000,568 as at December 31, 2022. Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Net equity of the Company was $8,906,728 as at September 30, 2023 compared to $10,781,672 as at December 31, 2022. Total assets of the Company were $10,041,687 as at September 30, 2023 compared to $12,147,143 as at December 31, 2022. The Company had no interest-bearing long-term liabilities or debt as at September 30, 2023 or December 31, 2022.

OUTLOOK

During the first three quarters of the current Fiscal Year, Kelso continued efforts to strengthen the portfolio of rail products by closely monitoring those products near completion of the required service trial period. The corporate ambition is to increase sales volume from newly developed rail products for a wider variety of rail tank car applications.

The Company has generated $142 million since its start-up from its proprietary constant force pressure relief valve for HAZMAT rail tank cars. Over the years the Company has grown a highly respected, quality brand and established new direct relationships with HAZMAT shippers. These interested stakeholders have directly helped design our new proprietary angle valves for the pressure car market and our bottom outlet valves featuring unique ceramic technology advantages.

These new rail products sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured. Our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process. The pressure car market fleet for the Company to service is currently in the range of 80,000 tank cars which provides a significant growth opportunity in the near future. Our bottom outlet valves are going into full-service trials and may be able to generate minimal exceedance revenue from motivated customers.

The traditionally cyclical rail tank car market has not recovered well from COVID related pressures as all facets of logistics, supply chains and manufacturing were severely impacted. Current economic conditions, that include high interest rates and inflationary pressure on raw materials, have remained depressed. This is a major business hurdle making corporate growth objectives very challenging to predict and achieve.

These economic circumstances have altered the rail tank car industry strategic planning to continue to limit new tank car builds while shippers focus on repurposing or re-qualifying existing tank car fleets. Although a disappointing circumstance, this presents a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities through a broader range of "100% Made in the USA" technologies.

During Fiscal 2023 the Company's KXI Wildertec™ patent pending Automated Traction Optimization Method for Vehicle Suspension Systems ("Method") has been filed. This Method is the first successful specialized Advanced Driver-Assistance System ("ADAS") created specifically designed for specialized no-road commercial/military wilderness operations.

In the automotive industry, ADAS refers to specialized automated technical features that are designed to increase the safety of operating motor vehicles on existing roadways. Current automotive industry design ambitions are touse human-machine interfaces that can assist a driver's ability to react to dangers on established roads. To date no one other than Kelso has created and proven a functional suspension-specific ADAS for commercial wilderness and mission specific applications until the Company's recent introduction of its unique Method and a fully functional prototype. This is a major technological development advantage for the Company to grow future revenues from specialized automotive markets.

Financial results for the nine months ended September 30, 2023
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Very little emphasis, if any, by the automotive world has addressed ADAS requirements in wilderness operations. Our strategic business objectives are to lead the way on ADAS for no-road environments for emergency responders, commercial/industrial stakeholders and military customers. Our business ambition is to participate in the global ADAS software market which is estimated to reach the $80 billion mark by 2030 as reported by industry analysts McKinsey & Company.

The Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements with interested customers in, but not limited to, safer working environments for drivers/operators engaged in wilderness fire fighting, medical/evacuation operations, emergency response capabilities, mining, energy transmission and geographic/environmental data mapping systems.

The Company has made considerable progress in its research and development to create meaningful new products. The timing of required regulatory approvals on new rail and automotive products and corresponding revenue streams remains unpredictable and cannot be guaranteed to be successful. Management continues to assess the Company's research and development discoveries, new product viability, budget restrictions and market potential of all R&D programs. Management adjusts R&D plans based on testing results as part of the Company's R&D risk management program. Despite the many financial challenges created by the COVID-19 recession, high inflation and interest rates and compromised supply chain issues, Management remains bullish on the longer-term revenue potentials of the Company's new product developments.

Despite depressing business activity in the rail industry, we remain committed to the reliability and durability of our products and delivering our products on time. The Company deploys capital resources sensibly to maintain reasonable financial health and liquidity. The Company's working capital was $5,559,748 as at September 30, 2023. Current working capital and anticipated sales activity at above average contribution margins for the remainder of 2023 are expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future.

The Company is on course for value creation as we look forward in both rail and automotive markets. We have determined a clear path for the commercialization of our new products in order to provide longer-term profitable revenue growth. With no interest-bearing long-term debt to service and improved sales prospects from a larger product portfolio, Kelso can focus on the growth of its equity value from financial performance generated from a wider range of new proprietary products.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of hazardous and non-hazardous commodities during rail transport. The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations. All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers. Kelso's innovation objectives are to create products that diminish the potential dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

Financial results for the nine months ended September 30, 2023
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On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to Adjusted EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Scholes option pricing model) and write-off of assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that Adjusted EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our new rail products can sell for much higher unit values and are expected to grow our rail car revenue from an average of $1,500 per tank car to over $10,000 per tank car once AAR approvals are secured; that our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process; that although the rail industry is fully depressed there is still a bona fide opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities by hazmat shippers with a broader range of "100% Made in the USA" technologies; that the Company is now concentrating its resources on developing KXI Wildertec Application Development Agreements for various industrial applications; and that current working capital and anticipated sales activity at above average contribution margins for the remainder of 2023 are expected to protect the Company's ability to conduct ongoing business operations and R&D initiatives for the foreseeable future. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail and automotive industries including high interest rates, inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a salable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that KXI Application Development Agreements may not be successful and deliver anticipated revenue streams; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com

Financial results for the nine months ended September 30, 2023
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